SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934*


                          MCWHORTER TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    582803102
                                 (CUSIP Number)


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.



   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Resource Trust Company - 41-1250535

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [  ]
                                                                    (b)  [x ]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
                     5  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        1,226,765
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                        -0-
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        1,226,765

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,226,765



    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]


         Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.85%*


    12   TYPE OF REPORTING PERSON

         BK


   * Based upon an aggregate of 10,354,087 shares outstanding at December 31, 1997.

   Item 1(a).     Name of Issuer:

   McWhorter Technologies, Inc.


   Item 1(b).     Address of Issuer's Principal Executive Offices:

   400 East Cottage Place
   Carpentersville, Illinois  60110


   Item 2(a).     Name of Person Filing:

   Resource Trust Company


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

   900 Second Avenue South, Suite 300
   Minneapolis, MN  55402


   Item 2(c).     Citizenship:

   Minnesota


   Item 2(d).     Title of Class or Securities:

   Common Stock


   Item 2(e).     CUSIP Number:

   582803102


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        [  ] Broker or Dealer registered under Section 15 of the Act
        [X ] Bank as defined in Section 3(a)(6) of the Act
        [  ] Insurance Company as defined in Section 3(a)(19) of the Act
        [  ] Investment Company registered under Section 8 of the Investment
             Company Act
        [  ] Investment Adviser registered under Section 203 of the
             Investment Advisers Act of 1940
        [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
        [  ] Parent Holding Company
        [  ] Group
        [  ] N/A


   Item 4.   Ownership.

             (a)  Amount Beneficially Owned:  1,226,765

             (b)  Percent of Class:  11.85%
             (c)  Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:  -0-
                  (ii) shared power to vote or to direct the vote:  1,226,765
                  (iii)sole power to dispose or to direct the disposition of:
                       -0-
                  (iv) shared power to dispose or to direct the disposition
                       of:  1,226,765

   Item 5.   Ownership of Five Percent or Less of a Class.

             N/A


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             N/A


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             N/A


   Item 8.   Identification and Classification of Members of the Group.

             N/A


   Item 9.   Notice of Dissolution of Group.

             N/A


   Item 10.  Certification.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 16, 1998


   RESOURCE TRUST COMPANY


   By:  /s/ Dan M. Melcher
        Dan M. Melcher